UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                               CNET Networks, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    12613R104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Sandell Asset Management Corp.
                               40 West 57th Street
                                   26th Floor
                               New York, NY 10019
                   Attention: Richard Gashler, General Counsel
                                  212-603-5700

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                January 11, 2008
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 14 Pages)

--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                        ----------------------------
CUSIP No.  12613R104            SCHEDULE 13D        Page 2 of 14 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg Master Investments Ltd.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  3,136,402
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          3,136,402
   WITH
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,136,402
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES [X]
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              2.1%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  12613R104           SCHEDULE 13D         Page 3 of 14 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Sandell Asset Management Corp.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  3,470,000
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          3,470,000
   WITH
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,470,000
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES [X]
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              2.3%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.   12613R104           SCHEDULE 13D        Page 4 of 14 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg International Limited
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  3,136,402
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          3,136,402
   WITH
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,136,402
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES  [X]
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              2.1%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No. 12613R104             SCHEDULE 13D        Page 5 of 14 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg International Holdings Limited
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  3,136,402
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          3,136,402
   WITH
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,136,402
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES [X]
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              2.1%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  12613R104            SCHEDULE 13D        Page 6 of 14 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg Global Select Fund Limited
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  333,598
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          333,598
   WITH
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              333,598
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES [X]
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              0.2%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.   12613R104           SCHEDULE 13D        Page 7 of 14 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              CGS, Ltd.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  333,598
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          333,598
   WITH
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              333,598
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES [X]
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              0.2%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  12613R104           SCHEDULE 13D         Page 8 of 14 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg GS Holdings, Ltd.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  333,598
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          333,598
   WITH
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              333,598
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES [X]
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              0.2%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  12613R104            SCHEDULE 13D        Page 9 of 14 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Thomas E. Sandell
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Sweden
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  3,470,000
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          3,470,000
   WITH
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,470,000
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES [X]
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              2.3%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  12613R104           SCHEDULE 13D         Page 10 of 14 Pages
----------------------------                        ----------------------------


The Schedule 13D filed on January 10, 2008, (the "Schedule 13D") by Castlerigg Master Investments Ltd., a British Virgin Islands company ("Castlerigg Master Investments"); Sandell Asset Management Corp., a Cayman Islands exempted company ("SAMC"); Castlerigg International Limited, a British Virgin Islands company ("Castlerigg International"); Castlerigg International Holdings Limited, a British Virgin Islands company ("Castlerigg Holdings"); Castlerigg Global Select Fund Limited, a Cayman Islands exempted company ("Castlerigg Global Select"); CGS, Ltd., a Cayman Islands exempted company ("CGS"); Castlerigg GS Holdings, Ltd., a Cayman Islands exempted company ("CGSH"); and Thomas E. Sandell ("Sandell") (collectively referred to herein as the "Reporting Persons") relating to the shares ("Shares") of common stock, par value $0.0001 per share, of CNET Networks, Inc. (the "Issuer"), is hereby amended as set forth below by this Amendment No. 1 to the Schedule 13D.


ITEM 2.     IDENTITY AND BACKGROUND

            The second paragraph of Section (a) of Item 2 of the Schedule 13D is hereby amended as follows:

            Any disclosures made herein with respect to persons or entities other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. By virtue of the Agreement dated January 4, 2008 between JANA Partners LLC and SAMC (the "January 4 Agreement"), as more fully described in Item 4, the Reporting Persons may be deemed to be a "group" with the Other Group Members and their affiliates for purposes of the Act. The Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than the various accounts under such Reporting Persons' management and control. The securities reported herein as being beneficially owned by each of the Reporting Persons do not include any securities held by the Other Group Members or any other person or entity other than the various accounts under each Reporting Persons' management and control.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The second sentence of Item 3 of the Schedule 13D is hereby amended as follows:

            A total of approximately $29,711,670.00 was paid to acquire the shares of Common Stock reported herein.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended as follows:

     (a) Each of Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings and Sandell may be deemed to beneficially own the 3,136,402 shares of Common Stock held by Castlerigg Master Investments, representing approximately 2.1% of the outstanding shares of Common Stock. Each of CGS, CGSH, Castlerigg Global Select, SAMC and Sandell may be deemed to beneficially own the 333,598 shares of Common Stock held by CGS, representing approximately 0.2% of the outstanding shares of Common Stock. The Reporting Persons may be deemed to be a "group" by virtue of the matters discussed in Item 4, which "group" may be deemed to beneficially own an aggregate of 3,470,000 shares of Common Stock, representing approximately 2.3% of the outstanding shares of Common Stock. The percentages used herein are based upon the 151,973,545 shares of Common Stock reported to be outstanding as of October 31, 2007 by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2007, filed with the Securities and Exchange Commission on November 5, 2007.

            In addition, JANA entered into certain agreements with CT-100 Holdings, LLC, an entity formed and controlled by Spark Management Partners, L.L.C. and its affiliates, Alex Interactive Media, LLC, Paul Gardi and Velocity Interactive Management, LLC (collectively, with JANA, the "Other Group Members") relating to the respective parties' investments in and activities relating to the Issuer, which agreements are filed as Exhibits to the JANA Schedule 13D. By virtue of such agreements and the January 4 Agreement, the Reporting Persons and the Other Group Members may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Securities Act of 1934, which group may be deemed to have voting control over

----------------------------                        ----------------------------
CUSIP No.  12613R104           SCHEDULE 13D         Page 11 of 14 Pages
----------------------------                        ----------------------------

an aggregate of 22,664,337 shares, constituting approximately 14.9% of the Shares outstanding.

The Reporting Persons expressly disclaim beneficial ownership of the Shares beneficially owned by the Other Group Members.

     (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock. Each of Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings and Sandell has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 3,136,402 shares of Common Stock held by Castlerigg Master Investments. Each of CGS, CGSH, Castlerigg Global Select, SAMC and Sandell has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 333,598 shares of Common Stock held by CGS. By virtue of the January 4 Agreement, such dispositive power may also be deemed to be shared with JANA.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The second sentence of Item 6 of the Schedule 13D is hereby amended as follows:

The Reporting Persons currently have contractual agreements with 2 credit counterparties: Deutsche Bank and Lehman Brothers, with regard to cash-settled equity swaps (the "Sandell Swaps") that reference shares of Common Stock. The Sandell Swaps constitute economic exposure to approximately 4,872,300 shares of Common Stock, or 3.2% of the shares of Common Stock outstanding. The Sandell Swaps have reference prices ranging from $8.8751 to $9.0768 and expiration dates ranging from January 27,2009 to January 4, 2013.


Item 7.     Material to Be Filed as Exhibits

     The following documents are filed as appendices and exhibits:

Appendix I:   Transactions Effected since the filing of the Schedule 13D

----------------------------                        ----------------------------
CUSIP No.  12613R104            SCHEDULE 13D        Page 12 of 14 Pages
----------------------------                        ----------------------------

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: January 15, 2008

CASTLERIGG MASTER INVESTMENTS LTD.
By: Sandell Asset Management Corp.,
as investment manager

By: /s/ Thomas E. Sandell
-------------------------
Thomas E. Sandell,
Chief Executive Officer


SANDELL ASSET MANAGEMENT CORP.

By: /s/ Thomas E. Sandell
-------------------------
Thomas E. Sandell,
Chief Executive Officer


CASTLERIGG INTERNATIONAL LIMITED
By: Sandell Asset Management Corp.,
as investment manager

By: /s/ Thomas E. Sandell
-------------------------
Thomas E. Sandell,
Chief Executive Officer


CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
By: Sandell Asset Management Corp.,
as investment manager

By: /s/ Thomas E. Sandell
-------------------------
Thomas E. Sandell,
Chief Executive Officer


CASTLERIGG GLOBAL SELECT FUND LIMITED
By: Sandell Asset Management Corp.,
as investment manager

By: /s/ Thomas E. Sandell
-------------------------
Thomas E. Sandell,
Chief Executive Officer

----------------------------                        ----------------------------
CUSIP No.  12613R104            SCHEDULE 13D        Page 13 of 14 Pages
----------------------------                        ----------------------------

CGS, LTD.
By: Sandell Asset Management Corp.,
as investment manager

By: /s/ Thomas E. Sandell
-------------------------
Thomas E. Sandell,
Chief Executive Officer


CASTLERIGG GS HOLDINGS, LTD.
By: Sandell Asset Management Corp.,
as investment manager

By: /s/ Thomas E. Sandell
-------------------------
Thomas E. Sandell,
Chief Executive Officer


/s/ Thomas E. Sandell
---------------------
Thomas E. Sandell

----------------------------                        ----------------------------
CUSIP No.  12613R104            SCHEDULE 13D        Page 14 of 14 Pages
----------------------------                        ----------------------------


                                   APPENDIX I
           TRANSACTIONS EFFECTED SINCE THE FILING of THE SCHEDULE 13D

(All transactions were regular market transactions effected on The NASDAQ Global Select Market)


                     Persons          Effecting Shares
Date of Trade     Transactions        Purchased (Sold)         Price per Share
-------------     -------------       -----------------        ----------------
1/10/2008             CMI                 424,815                    $8.49
1/10/2008             CGS                  45,185                    $8.49
1/14/2008             CMI                 723,090                    $9.06
1/14/2008             CGS                  76,910                    $9.06